Exhibit 99.1

YM BIOSCIENCES ANNOUNCES NIMOTUZUMAB PRESENTATIONS TO BE MADE AT THE 100TH ANNUAL MEETING OF THE AMERICAN ASSOCIATION FOR CANCER RESEARCH AND EUROPEAN SOCIETY FOR MEDICAL ONCOLOGY

MISSISSAUGA, Canada - March 13, 2009 - YM BioSciences Inc. (NYSE Alternext US:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today reported that its poster entitled, “Binding properties of the anti-EGFR monoclonal antibody, nimotuzumab, limit interaction with the EGFR in renal and epidermal cells”, has been accepted for presentation at the American Association for Cancer Research’s (AACR) 100th Annual Meeting in Denver, Colorado on April 20th, 2009 (Abstract #2763; Hall B-F, Poster Section 31; Session ID: Clinical Research 10).

The abstract of this poster has been published today (09-AB-5492-AACR).

“Data to be presented at the AACR and ESMO conferences, combined with rash being reported independent of the KRAS status of patients, are in sharp contrast to the dated speculation that toxicity is a marker for efficacy of EGFR-targeting agents,” said David Allan, Chairman and CEO of YM BioSciences. “The data we present show the monovalent binding to normal cells of other antibodies confirming that only nimotuzumab will avoid severe rash, hypomagnesemia and the other debilitating toxicities common with the marketed antibodies. Consequently, nimotuzumab’s benign safety profile makes it the anti-EGFR agent of choice for chronic use.”

The objectives of the study to be presented at AACR were to examine whether the cause of the toxicities seen with currently marketed anti-EGFR antibodies, particularly severe skin rash and hypomagnesemia, were the result of properties intrinsic to the individual antibodies or to the class. The results show that Erbitux® binds to normal cells because it is capable of monovalent binding to very low expressions of EGFR whereas nimotuzumab’s monovalent binding is transient. It is this transient monovalent binding that results in its benign safety profile. Both antibodies bind definitively when binding bivalently.

The poster presentation will also include data describing the similar anti-tumor effects of nimotuzumab and cetuximab against EGFR-overexpressing tumors. Nimotuzumab’s requirement for bivalent binding (similar to conditions that make Herceptin® effective), limits the accumulation of nimotuzumab to tissues with higher EGFR density (principally occuring in tumors).

“This research, together with the accumulating clinical data on nimotuzumab, demonstrate that, where tumors over-express EGFR naturally, or are stimulated to over-express EGFR by radiation-containing regimens, nimotuzumab would be expected to have similar efficacy to Erbitux® and Vectibix®,” explained David Allan.

The authors conclude that toxicities of Erbitux® should not be viewed as markers for clinical benefit of EGFR-targeting antibodies in general, but only as markers of indiscriminate targeting of that particular antibody, with the EGFR blockade of normal cells by the marketed antibodies disrupting the cell’s function. This finding is especially important in view of the recent papers describing the underreporting of the toxicities of Erbitux®, particularly Grade IV radiation dermatitis in head and neck cancer, reportedly not previously observed with radiation alone. These presentations by YM help to demonstrate the nature of differentiation of nimotuzumab from the other anti-EGFR antibodies and show that its intrinsic properties confer a wide therapeutic window compared to Erbitux® and thus, in contrast to it, nimotuzumab is a more precisely targeted therapy.

The AACR abstract builds on a presentation by YM at the AACR Translational Medicine conference held in June 2008, which demonstrated that, in tumor cells expressing moderate-to-high levels of the EGF receptor, nimotuzumab has binding equivalent to the currently marketed EGFR-targeting antibodies. The AACR 2009 presentation includes data demonstrating equivalent anti-tumor effects of nimotuzumab and cetuximab against EGFR-overexpressing tumors.

European Society for Medical Oncology (ESMO) Presentation, March 23-25, 2009
Additionally, YM announced that a further poster entitled “Differences in clinical safety profiles of nimotuzumab and cetuximab, EGFR-targeting antibodies, as a consequence of divergent monovalent/bivalent binding profiles of these agents” has been accepted for presentation at the European Society for Medical Oncology’s 7th International Symposium on Targeted Anticancer Therapies 2009 in Amsterdam, Netherlands being held March 23rd - 25th, 2009 (Abstract code C02).

“The three posters referenced are a partial reflection of the current, extensive activity at YM, its licensees and at other nimotuzumab developers worldwide aimed at explaining the benign toxicity profile of nimotuzumab given its established anti-tumour activity,” said David Allan. “We believe that these compelling results, combined with the evidence of efficacy of nimotuzumab in the correct settings, and with the appropriate regimens, should convince investors that the market is inappropriately discounting the value of the nimotuzumab clinical program.”

YM is conducting two international, multi-center, randomized, double-blinded Phase II trials with nimotuzumab in combination with radiation. These two indications - brain metastasis from lung cancer and palliative therapy in non-small cell lung cancer (NSCLC) - represent indications of high unmet need. In the US, approximately 140,000 cases of brain metastasis are diagnosed annually and the frequency is increasing as more patients live longer. The incidence of lung cancer in the US is approximately 215,000 cases of which 80-85% is NSCLC. Recruitment of these trials is expected to be complete in 2010.

Notice for AIM Compliance
The Company was notified on 27 February 2009 that on 17 February 2009, Mr. Gabe Hoffman directly and through Accipiter Capital Management, LLC and associated companies decreased holdings in the Company to 2,814,932 common shares, representing 4.8 per cent voting rights attached to the issued common share capital of the Company, being 58,216,309 common shares. This information is being provided in order to comply with the rules for AIM listed companies.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company that identifies and advances a diverse portfolio of promising cancer-related products at various stages of development. The Company is currently developing two late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is significantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in over 12 countries, In more than 3,500 patients reported as having been treated with nimotuzumab worldwide to date, no Grade IV incidents of radiation dermatitis have been described, severe rash has not been observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been rare. Nimotuzumab is licensed to YM’s majority-owned subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. YM is developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using fentanyl because patients can individually control the analgesia required for their differing intensities of pain. AeroLEF met all endpoints in a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

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